SECURI' 05040996 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marino Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Campus Drive, Suite 105
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Tractenberg 323-669-0545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Elizabeth Tractenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marino Capital Partners, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

Notary Public

MARTY HEEBNER
Commission # 1353919
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 28, 2005 (Date) before me, Marty Heebner, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Elizabeth Tractenberg (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

MARTY HEEBNER
Commission # 1353919
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2006

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(ies), and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official ~~seal~~.

Marty H
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: US Securities and Exchange Commission

Document Date: February 28, 2005 Number of Pages: 1

Signer(s) Other Than Named Above: —

Capacity(ies) Claimed by Signer

Signer's Name: Elizabeth Tractenberg

☒ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

MARINO CAPITAL PARTNERS, INC.
4600 CAMPUS DRIVE, SUITE 105
NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Marino Capital Partners, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Marino Capital Partners, Inc. as of December 31, 2004 and the related statements of income (loss), changes in shareholder's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Marino Capital Partners, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Marino Capital Partners, Inc. as of December 31, 2004 and the results of its operations, stockholder's equity, cash flows, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2005

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Checking		$ 130,963
Escrow account		500
Clearing deposit		29,853
Commissions receivable		7,514
Receivable from shareholder		4,043
Investments in securities		309,594
Deposits and other assets		750
Furniture and fixtures net of depreciation of $50,075		50,016
TOTAL ASSETS		$ 533,233

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued liabilities		$ 21,548
Deferred tax liability		25,000
Note payable officer		40,000
TOTAL LIABILITIES		86,548
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 1,000,000 shares authorized: 384,500 shares outstanding)	$ 384,500	
Retained earnings	62,185	446,685
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 533,233

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 94,663
Unrealized gain	278,466
Realized gain	240,332
Other income	5,678
TOTAL REVENUES	619,139
OPERATING EXPENSES - see page 11	214,818
INCOME BEFORE INCOME TAX PROVISION	404,321
INCOME TAX PROVISION:	
Current	0
Deferred	25,000
State	800
	25,800
NET INCOME	$ 378,521

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2003	367,500	$ 367,500	$ (316,336)	$ 51,164
Contribution of Capital	17,000	17,000		17,000
Net Income			378,521	378,521
Balance, December 31, 2004	384,500	$ 384,500	$ 62,185	$ 446,685

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net income	$	378,521
Unrealized gain on investments		(278,466)
Depreciation and amortization		17,851
Changes in operating assets and liabilities:		
Clearing deposit		1,424
Deposits		5,000
Other non allowable assets		9,000
Payable to shareholder		(20,500)
Escrow account		(500)
Receivables		(4,154)
Receivable from shareholder		(4,043)
Prepaid expense		2,370
Deferred tax liability		25,000
Accounts payable and accrued liabilities		8,868
Net cash provided in operating activities		140,371
Cash Flows from Investing Activities:		
Purchase of equipment		(3,500)
Purchase of securities		(30,524)
Cash Flows from Financing Activities:		
Contribution of capital		17,000
Net increase in cash		123,347
Cash at beginning of year		7,616
Cash at end of year	$	130,963

SUPPLEMENTAL INFORMATION

Interest paid	$	747
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

Marino Capital Partners, Inc. (the Company) was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The Company does not hold customers' funds or securities. Its principal business activity during the year 2002 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in Newport Beach, California with a representative in Virginia.

On November 29, 2002 the Company's name was changed from NetCap Ventures, Inc. to Marino Capital Partners, Inc. The Articles of Incorporation were correspondingly amended with the Office of the Secretary of State – California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment is being depreciated over estimated useful lives by the straight-line method of depreciation.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - PROVISION FOR INCOME TAX

The Company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately $297,000 which can be carried forward for 20 years to offset future income. The NOL is comprised as follows:

Year	Amount	Expires
2000	$ 64,000	2020
2001	61,000	2021
2002	123,000	2022
2003	49,000	2023
	$297,000	

The NOL has been used to reduce deferred tax liability arising from timing differences. The net estimated deferred tax liability is approximately $25,000.

For state purposes the loss can be carried forward for 5 years. There is an $800 minimum state tax.

NOTE 6 - COMMITMENTS

During the previous year the Company moved its facilities and is subleasing and occupying the new facilities with the lessor.

NOTE 7 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,769. See page 8 for the net capital computation.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

Marino Capital Partners, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Marino Capital Partners, Inc is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

MARINO CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	446,685
Nonallowable assets		(55,308)
Hair cut - investments in securities		(46,439)
Hair cut - undue concentration		(38,192)
NET CAPITAL	$	306,746
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	5,769
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,769
EXCESS CAPITAL	$	300,977
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	298,091
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	86,548
Percentage of aggregate indebtedness to net capital		28.21%

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2004

NON-ALLOWABLE ASSETS		
Escrow account	$	500
Deposits and other assets		750
Receivable from shareholder		4,043
Furniture and fixtures net of depreciation of $50,075		50,016
	$	55,309

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	388,792
VARIANCE -		
Haircut omission - other securities		(46,439)
Adjust undue concentration - haircut		1,816
Deferred tax liability		(25,000)
Unrecorded legal fees		(7,880)
Nonallowable receivable from shareholder		(4,043)
Nonallowable escrow account		(500)
NET CAPITAL PER AUDITED REPORT	$	306,746

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Marino Capital Partners, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2005

MARINO CAPITAL PARTNERS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING EXPENSES	
Auto	$ 244
Bank service charge	1,073
Clearing fees	7,458
Consulting	23,551
Depreciation	14,352
Dues and subscriptions	1,076
Education	4,063
Fees - NASD	3,045
Insurance	1,007
Interest expense	747
Internet	2,554
Market and research services	36,000
Miscellaneous	14,952
Office expense	2,611
Office supplies	3,560
Outside services	7,000
Postage and delivery	1,364
Professional services	49,985
Rent	9,000
T-1 line	1,200
Telephone	10,024
Travel, meals	17,291
All other	2,661
TOTAL OPERATING EXPENSES	$ 214,818

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2004

	Balance	Additions	Reductions	Balance
Note dated Nov 20, 2002 Due Dec. 31, 2004	$ 40,000	0	(40,000)	$ 0
Total	$ 40,000	$ 0	$ (40,000)	$ 0

Note: The note was transferred to Note Payable Officer at December 31, 2004, and was satisfied in full on January 14, 2005.

See Accompanying Notes to Financial Statements

PART II

MARINO CAPITAL PARTNERS, INC.

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Marino Capital Partners, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Marino Capital Partners, Inc. (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2005